UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ESGEN Acquisition Corporation

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G3R95N103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons ESGEN LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 16,859,077 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,859,077 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,859,077 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 92.3% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Includes 11,240,000 private placement warrants to acquire Class A ordinary shares (“Class A Shares”) upon payment of $11.50 per share commencing 30 days after completion of the Issuer’s initial business combination (“Private Placement Warrants”).

(2)

Calculated based upon 7,027,632 Class A Shares outstanding as of November 14, 2023, as reported on the Issuer’s Form 10-Q filed November 14, 2023, as increased by 11,240,000 Class A Shares issuable in respect of 11,240,000 Private Placement Warrants.

Item 1(a).	Name of Issuer

ESGEN Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

5956 Sherry Lane, Suite 1400

Dallas, TX 75225

Item 2(a).	Names of Persons Filing

This statement is filed by the ESGEN LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

5956 Sherry Lane, Suite 1400

Dallas, TX 75225

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number

G3R95N103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The securities reported herein are held by ESGEN LLC (the “Sponsor”). Andrejka Bernatova, Michael C. Mayon and James P. Benson control the Sponsor as members of its board of managers and therefore have voting and investment discretion with respect to, and may be deemed to have beneficial ownership of, the securities held directly by the Sponsor. This Statement shall not be construed as an admission that the Reporting Person or any individual member of its board of managers is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

ESGEN LLC

By:	/s/ James P. Benson
Name: James P. Benson
Title: Authorized Signatory